Exhibit 99.1

Capital One Auto Finance Trust 2005-D

Aggregate Data for year ended December 31, 2005

Defaults	$16,453.00
Total Collections	$39,707,754.99
Scheduled and Prepayment Principal Received	$22,161,773.40
Collection of Interest and Fees	$14,910,907.86
Annual Servicing Fee	$2,539,878.47
Class A Investor Charge-Offs	$0.00